Exhibit 12.1

Statement Regarding the Computation of Ratio of Earnings to Fixed Charges for the Five Years Ended December 31, 2016 and the Nine Months Ended September 30, 2017

	Years Ended December 31,					Nine Months Ended September 30, 2017
	2012	2013	2014	2015	2016
Fixed Charges:
Interest expense, net	$788	$1,013	$1,165	$1,291	$1,317	$1,052
Capitalized interest	101	45	101	163	200	177
Interest charges included in rental expense	6	16	17	19	9	7
Distribution to the Series A Convertible Redeemable Preferred Units	8	6	3	3	—	—
Accretion of the Series A Convertible Redeemable Preferred Units	1	—	—	—	—	—

Total fixed charges	904	1,080	1,286	1,476	1,526	1,236
Earnings:
Income from continuing operations before income tax expense and noncontrolling interest	1,817	810	1,593	1,398	438	1,439
Less: equity in earnings of unconsolidated affiliates	212	236	332	469	59	139

Total earnings	1,605	574	1,261	929	379	1,300
Add:
Fixed charges	904	1,080	1,286	1,476	1,526	1,236
Amortization of capitalized interest	5	6	8	11	18	15
Distributed income of equity investees	208	313	291	440	406	319
Less:
Interest capitalized	(101)	(45)	(101)	(163)	(200)	(177)

Income available for fixed charges	$2,621	$1,928	$2,745	$2,693	$2,129	$2,693

Ratio of earnings to fixed charges	2.9	1.8	2.1	1.8	1.4	2.2